UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 240.13d-2(a)

(Amendment No.  )

Unilens Vision Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

212066 10-4
(CUSIP Number)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. ________________

1	NAME OF REPORTING PERSON RICHARD P. CARNEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 120,000
	8	SHARED VOTING POWER -
	9	SOLE DISPOSITIVE POWER -
	10	SHARED DISPOSITIVE POWER -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.08%
14	TYPE OF REPORTING PERSON Individual

Item 1.	Security and Issuer

Common Stock.  Unilens Vision, Inc.

Item 2.	Identity and Background.

[PLACEHOLDER]

Item 3.	Source and Amount of Funds or Other Consideration.

WC

Item 4.	Purpose of Transaction.

Investment
Item 5.	Interest in Securities of the Issuer.

[PLACEHOLDER]

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

[PLACEHOLDER]

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2010	UNILENS VISIONS, INC.

	By:	/s/ Richard P. Carney
	Name:	Richard P. Carney
Title: